EXHIBIT 99.1

Factors Affecting Future Financial Results

This Form 10-K, any Form 10-Q or Form 8-K or any other written or oral statements made by or on behalf of BearingPoint, Inc. (referred to below as “we,” “our,” or the “Company”), may include forward-looking statements that reflect our current views with respect to future events and financial performance. The forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause our actual results to differ materially from our historical results or anticipated results. If any of the matters included in the following risks and uncertainties were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock and other securities could decline.

In addition, the risks and uncertainties described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business and operations. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All references to “years,” unless otherwise noted, refer to our twelve-month fiscal year, which prior to July 1, 2003, ended on June 30. In February 2004, our board of directors approved a change in our fiscal year end from a twelve-month period ending June 30 to a twelve-month period ending December 31. For example, a reference to “2003” or “fiscal year 2003” means the twelve-month period that ended on June 30, 2003, and a reference to “2004” or “fiscal year 2004” means the twelve-month period that ended on December 31, 2004.

Risks that Relate to Our Accounting and Internal Controls, to Our Failure to Timely File

Our Required Reports with the SEC, and to Restatements of Our Consolidated Financial Statements

Our failure to timely file our audited financial statements and Form 10-K for the year ended December 31, 2004 and our unaudited financial statements and Forms 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005, could result in loss of business, delisting from the NYSE and defaults under our credit facility and debentures, each of which would materially and adversely affect our financial condition and results of operations. In addition, we will be filing amended Forms 10-Q for each quarterly period ended in 2004, and we may be late in filing our other periodic reports, including our Form 10-K for the year ended December 31, 2005 (which we expect that we will not be able to timely file by March 16, 2006), which could result in similar adverse consequences.

We did not timely file:

•	our Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”); and

•	our Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (collectively, the “2005 Forms 10-Q”).

Thus, we have been unable to comply with the requirement of the Securities Exchange Act of 1934 that we file an annual report on Form 10-K within 75 days of the end of our fiscal year and a quarterly report on Form 10-Q within 60 days of the end of each fiscal quarter, and the requirements of the New York Stock Exchange. As previously disclosed in this Form 10-K, we are (i) restating financial statements and related selected financial information for the six-month transition period ended December 31, 2003 and for the fiscal years ended June 30, 2003 and 2002, (ii) restating selected financial information for the year ended June 30, 2001, and the five-month period ended June 30, 2000, and (iii) restating selected financial information for the quarterly periods corresponding to the six-month transition period ended December 31, 2003 and to the fiscal years ended December 31, 2004 and June 30, 2003, to correct accounting errors and departures from generally accepted accounting principles in those periods. In addition to the restatements reported in this Form 10-K, certain of these restatements will also be reported in future amendments to our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004, and September 30, 2004 and will include restatements for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003 (collectively, the “Amended 2004 Forms 10-Q”). We are not able to predict when we will be able to complete and file the 2005 Forms 10-Q and the Amended 2004 Forms 10-Q.

In light of the resources being allocated to completing the Amended 2004 Forms 10-Q and the 2005 Forms 10-Q, we expect that we will not be able to timely file our Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) by March 16, 2006. We are not able to predict when we will be able to complete and file the 2005 Form 10-K.

As a result of our inability to timely file our periodic reports, including the 2004 Form 10-K and the 2005 Forms 10-Q, with the SEC, among other things:

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if we do not file our periodic reports within the time period set forth in the $150.0 million Senior Secured Credit Facility we entered into with UBS Securities LLC, as lead arranger, UBS AG, Stamford Branch, as issuing bank and administrative agent and UBS Loan Finance LLC, as swingline lender, and certain other lenders and guarantors party thereto in July 2005, as amended (the “2005 Credit Facility”), and if we are unable to obtain further amendments or waivers to such requirements (currently, March 31, 2006 for the 2005 Forms 10-Q, May 31, 2006 for the 2005 Form 10-K and June 30, 2006 for the Form 10-Q for the quarterly period ending March 31, 2006 (the “March 31, 2006 Form 10-Q”)), we will not be in compliance with our agreement under the 2005 Credit Facility. If we are unable to cure a breach of this agreement within 20 days, our breach would constitute an event of default under the 2005 Credit Facility, and the lenders may terminate their commitments or declare the outstanding loans due and payable in whole or in part, together with accrued interest and any unpaid fees. Upon such event of default, our breach would cross default to our debentures and other indebtedness;

•	we may have difficulty obtaining new business;

•	if we fail to timely file our 2005 Form 10-K by March 16, 2006 (subject to any extensions permitted under the NYSE rules) or other periodic reports, our stock may be delisted from the NYSE;

•	we are not eligible to use a registration statement to sell our securities and will not be eligible to use one until we are current in our required SEC filings, and we will not be eligible to use a short-form Form S-3 registration statement until we have timely filed our SEC reports for a period of twelve months, which may increase the time and resources we would need to expend if we choose to access the public capital markets; and

•	until we file our Amended 2004 Forms10-Q and 2005 Forms 10-Q and other required SEC filings, there will not be adequate current public information available to permit certain resales of restricted securities pursuant to Rule 144 of the Securities Act of 1933, as amended.

The occurrence of these events could have a material adverse impact on our business and our liquidity.

We have identified material weaknesses in our internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, the application of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Item 9A of this Form 10-K, our management has conducted an assessment, including testing, of the effectiveness of our internal controls over financial reporting as of December 31, 2004. In making our assessment of internal control over financial reporting, management used the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with management’s assessment of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002, we identified the following weaknesses in internal control over financial reporting as of December 31, 2004 (a detailed description of each material weakness, including the actual or potential effects on our financial statements, is described in Item 9A of this Form 10-K):

•	We did not maintain an effective control environment over financial reporting;

•	We did not maintain effective controls, including monitoring, over our financial close and reporting process;

•	We did not design and maintain effective controls over the completeness, accuracy, existence, valuation and disclosure of revenue, costs of service, accounts receivable, unbilled revenue, and deferred revenue;

•	We did not design and maintain effective controls over the completeness, accuracy, existence, valuation, and disclosure of our accounts payable, other current liabilities, other long-term liabilities and related expense accounts;

•	We did not maintain effective controls over the completeness and accuracy of compensation expense, classified as costs of service;

•	We did not design and maintain effective controls over the completeness, accuracy, valuation, and disclosure of our payroll, employee benefit and other compensation liabilities and the related expense accounts;

•	We did not design and maintain effective controls over the completeness, accuracy, existence, valuation and disclosure of property and equipment and the related depreciation and amortization expense;

•	We did not design and maintain effective controls over the completeness, accuracy, valuation, and disclosure of our prepaid lease and long-term lease obligation accounts and the related amortization and lease rental expenses; and

•	We did not design and maintain effective controls over the completeness, accuracy, existence, valuation and presentation and disclosure of our income tax payable, deferred income tax assets and liabilities and the related valuation allowance and income tax expense.

Because of the material weaknesses described above, management has concluded that we did not maintain effective control over financial reporting as of December 31, 2004, based on the Internal Control—Integrated Framework issued by COSO.

Moreover, we have experienced difficulty in producing accurate and timely forecasted financial information due, in part, to issues related to the material control weaknesses and other deficiencies identified as part of management’s assessment of internal control over financial reporting and to the delays in filing our 2004 Form 10-K and the related restatements. While we have completed our 2004 Form 10-K and have been addressing many of the underlying issues that have affected our ability to produce accurate financial forecasts, we cannot assure you that our ability to produce such forecasts has improved to enable us to accurately and timely predict and assess the ongoing financial needs of our business.

We have engaged in, and continue to engage in, substantial efforts to address the material weaknesses in our internal control over financial reporting. We cannot be certain that any remedial measures we have taken or plan to take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate these material weaknesses. If we have not remedied these material weaknesses that have been identified, and any additional deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify in the future, could cause us to fail to meet our financial reporting obligations, prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud, require us to incur additional costs, divert management resources or make other changes.

Management is currently in the process of evaluating our internal controls over financial reporting as of December 31, 2005 as prescribed by Section 404 of the Sarbanes-Oxley Act of 2002. The remediation efforts noted above are subject to our internal control assessment, testing and evaluation processes. While these efforts continue, we will rely on additional substantive procedures and other measures as needed to assist us with meeting the objectives otherwise fulfilled by an effective control environment. As a result, we expect that our internal control over financial reporting will not be effective as of December 31, 2005.

In addition, the Audit Committee of our Board of Directors, advised by special counsel, has conducted an investigation (the “Audit Committee Investigation”) into:

•	issues reported on our Forms 8-K filed on March 18, 2005 and April 20, 2005;

•	issues relating to the operations of specific international subsidiaries; and

•	certain issues that were brought to the attention of the Audit Committee and our independent registered public accounts through a non-executive employee communication to them.

The Audit Committee Investigation determined that, as of December 31, 2004, the overall compliance and internal control environment presented an unacceptable risk and that financial pressures and management instability contributed to these control deficiencies. The Audit Committee Investigation determined, among other things, that as of December 31, 2004:

•	our North American financial accounting system was implemented in 2004 without adequate testing and training, and did not provide for timely reporting of contract revenues; and

•	with respect to our Asia Pacific operations (particularly in Australia, China and Japan): (1) in certain countries, personnel at all levels, often at the instruction of senior management, bypassed controls designed to ensure accurate financial reporting; (2) former local senior management failed to set the appropriate “tone at the top;” and (3) in China, local senior management approved certain expenditures by a former subcontractor that, although the Audit Committee Investigation concluded did not violate the anti-bribery provisions of the Foreign Corrupt Practices Act, presented an unacceptable level of risk.

For additional information about the Audit Committee Investigation, see Item 1, “Certain Developments in Late 2004, 2005 and 2006—Audit Committee Investigation.”

Because we have concluded that our internal control over financial reporting is not effective as of December 31, 2004 and our independent registered public accountants have issued an adverse opinion on the effectiveness of our internal controls as of December 31, 2004, our ability to obtain financing, or obtain financing on favorable terms, could be materially and adversely affected, which, in turn, could materially and adversely affect our business, our financial condition and the market value of our securities. In addition, perception of us could also be adversely affected among rating agencies, customers, Federal, state and local audit agencies (including the Defense Contract Audit Agency), lenders, investors, securities analysts and others.

We may lose existing customers or may not be successful in gaining new customers as a result of the issues relating to our financial statements, internal controls and other matters.

As a result of the issues we have identified related to our internal controls, failure to timely file our 2004 Form 10-K and 2005 Forms 10-Q, and any delay on our 2005 Form 10-K, existing or potential customers may hesitate to, or decide not to, retain us. There can be no assurances that such issues will not have a material adverse effect on our ability to obtain new customers or will not otherwise impair current engagements in the future.

We face risk related to securities litigation and regulatory action that could adversely affect our financial condition and business.

We are, and have been, subject to various securities class action litigation and regulatory investigations. For example:

–	In and after April 2005, various separate complaints purporting to be class actions were filed in the U.S. District Court for the Eastern District of Virginia alleging that we and certain of our current and former officers and directors violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act. Following the court’s appointment of Matrix Capital Management Fund L.P. as lead plaintiff, it filed a consolidated complaint containing varying allegations, including that we made materially misleading statements between August 14, 2003 and April 20, 2005 with respect to our financial results in our SEC filings and press releases. On January 17, 2006, the court certified a class.

–	On May 20, 2005, we received a letter from counsel representing one of our shareholders requesting that we initiate a lawsuit against our Board of Directors and certain present and former officers of the Company, alleging breaches of the officers’ and directors’ fiduciary duties of care and loyalty to the Company relating to the events disclosed in our report filed on Form 8-K, dated April 20, 2005.

–	By letter dated April 13, 2005, the staff of the SEC’s Division of Enforcement requested that we produce various documents, including documents concerning internal control deficiencies and prior period adjustments identified in the Form 8-K that we filed on March 18, 2005. On October 1, 2003, under the same informal investigation matter number, the SEC staff had earlier contacted us seeking documents concerning our restatement of certain financial statements issued in 2003. On September 7, 2005, we announced that the SEC had issued a formal order of investigation in this matter. We subsequently have received subpoenas from the SEC staff seeking production of documents and information including certain information and documents related to the Audit Committee investigation described in Item 1 of this Form 10-K.

These lawsuits and other legal matters are described in Item 3, “Legal Proceedings” and Note 13, “Commitments and Contingencies,” of the Notes to Consolidated Financial Statements of this Form 10-K.

Our senior management and Board of Directors have been required to devote significant time to these and related matters. There can be no assurance that these lawsuits, regulatory investigations and other legal matters will not have a disruptive effect upon the operations of the business, or that these matters will not consume the time and attention of our senior management and Board of Directors. In addition, we are likely to incur substantial expenses in connection with such matters, including substantial fees for attorneys and other professional advisors. There can also be no assurance that additional lawsuits, regulatory and other legal matters will not arise.

We are unable at this time to predict the outcome of these actions or reasonably estimate a range of damages in the event plaintiffs in these or other additional securities litigation prevail under one or more of their claims. In addition, we are cooperating with the SEC regarding the above investigation but we cannot predict the outcome of any such investigation or other regulatory proceedings. Depending on the outcome of any such investigation or other regulatory proceeding, we may be required to pay material fines, consent to injunctions on future conduct or suffer other penalties, remedies or sanctions. The ultimate resolution of these matters could have a material adverse impact on our financial results, financial condition, and liquidity, and on the trading price of our common stock. Further, these matters may adversely affect our ability to obtain, and/or increase the cost of obtaining, directors’ and officers’ liability insurance and/or other types of insurance, which could also have a material adverse effect on our business, results of operations and financial condition.

As a result of our failure to timely file our periodic reports, including the 2004 Form 10-K and the 2005 Forms 10-Q, we have been identified as a late filer and our common stock may be delisted by the New York Stock Exchange, Inc. (“NYSE”), which would be expected to materially and adversely affect us.

We did not timely file our 2004 Form 10-K, and we are not able to predict when we will be able to file our 2005 Forms 10-Q, or when we will be able to file future reports with the SEC on a timely basis, including our 2005 Form 10-K. We expect that we will not be able to timely file our 2005 Form 10-K.

By a letter dated April 4, 2005, we were notified by the NYSE that under current NYSE procedures, we had until nine months from the date our 2004 Form 10-K was required to be filed with the SEC before the NYSE would consider commencing delisting actions. In response to a request letter from us dated December 6, 2005, on December 16, 2005, the NYSE granted us a three-month extension until March 31, 2006 for us to file our 2004 Form 10-K. Until we are current with all of our periodic reporting requirements with the SEC, the NYSE will identify us as a late filer on its website and consolidated tape by affixing the letters “LF” to our common stock ticker symbol. The NYSE reserves the right to begin delisting proceedings at any time in any case.

In addition, we did not comply with the NYSE listing standard that requires us to send our annual report to our stockholders not later than April 30, 2005, the date 120 days after the close of our fiscal year. Further, we did not comply with the NYSE listing standard that requires us to hold an annual meeting of the stockholders every fiscal year. We will not be able to hold an annual meeting of stockholders until we have filed our 2005 Form 10-K in complete form.

There can be no assurances that we will timely file our reports, including our 2005 Form 10-K, or be able to timely deliver our annual report to our stockholders or that the NYSE will not commence delisting proceedings against us at any time.

The delisting of our common stock from the NYSE would have a material adverse effect on us by, among other things, reducing:

•	the liquidity of our common stock;

•	the market price of our common stock;

•	the number of institutional and other investors that will consider investing in our common stock;

•	the number of market makers in our common stock;

•	the availability of information concerning the trading prices and volume of our common stock;

•	the number of broker-dealers willing to execute trades in shares of our common stock; and

•	our ability to obtain equity financing for the continuation of our operations.

Additionally, a delisting of our common stock from the NYSE:

•	would result in the occurrence of a “designated event” under the Debentures (defined below), permitting holders of the Debentures to require us to repurchase their Debentures for 100% of the principal amount of the Debentures plus accrued and unpaid interest and liquidated damages, if any; and

•	the triggering of a put right by the holders of our Debentures would also result in a default under the 2005 Credit Facility.

We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the interest or principal on the Debentures. Failure by us to repurchase the Debentures when required will result in an event of default with respect to the Debentures. The occurrence of these events would have a material adverse impact on our business and our liquidity.

Risks that Relate to Our Financial Results, Including Those Relating to Our Government Contracts

We have experienced net losses and expect to have a net loss for 2005.

During the six months ended December 31, 2003 and fiscal year ended December 31, 2004, we had a significant net loss. For the six months ended December 31, 2003 we realized a net loss of $176.6 million and for the year ended December 31, 2004 we realized a net loss of $546.2 million. Included in our results for the six months ended December 31, 2003 is a $127.3 million goodwill impairment charge, $61.4 million lease and facilities restructuring charges and $13.6 million related to workforce reductions. Included in our results for the year ended December 31, 2004 is a $397.1 million goodwill impairment charge, $51.4 million for certain litigation settlement charges and $11.7 million of lease and facilities restructuring charges.

Based on current projections we expect that we will report a net loss for the fiscal year ended December 31, 2005.

Our operating results will suffer if we are not able to maintain our billing rates and utilization rates.

Our operating results are largely a function of the rates we are able to charge for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our professionals, or manage our cost structure, our operating results will be negatively impacted, we will not be able to sustain our profit margin and our profitability will suffer. Although we experienced increases in client spending due to improvements in global economic conditions, we continued to experience pricing pressures, as competition for new engagements remained strong and as movement toward the use of lower-cost service delivery personnel continued to grow. For the year ended December 31, 2004, our consolidated billing rates declined by 4.5% when compared to the twelve months ended December 31, 2003.

The rates we are able to charge for our services are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services;

•	use of lower-cost service delivery personnel;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors; and

•	general economic conditions in the United States and abroad.

Our utilization rates are also affected by a number of factors, including:

•	seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations;

•	our ability to transition employees from completed projects to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce;

•	our ability to manage attrition; and

•	our ability to reduce our workforce quickly or economically, especially outside the United States.

Our operating results are also a function of our ability to control our costs and improve our efficiency. We may from time to time increase the number of our professionals as we execute our strategy for growth, and we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

Unfavorable government actions or audit results could force us to adjust previously reported operating results, could subject us to civil or criminal penalties and administrative sanctions, and could prevent us from receiving new government contracts.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure, systems, and compliance with applicable laws, regulations and standards. Like most large government contractors, our contracts and systems are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency and certain states. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, or subcontractors we have hired or may hire, could result in a substantial adjustment to our previously reported operating results. For example, any costs which were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may have to be refunded, and operating margins may be reduced. An audit of our systems could impact our ability to obtain new work. For example, DCAA initiated an audit of our new North American accounting system, including our control environment and overall accounting controls, during the first quarter of 2005. If the DCAA were to issue an “inadequate” opinion that could not be quickly reversed by us, it would have an adverse effect on our ability to be awarded new cost reimbursable contracts or contracts that make progress payments based on costs from the U.S. Government, and could potentially impact existing contracts and the award of contract options.

If we were suspended or debarred from contracting with the federal government generally or any specific agency, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating results could be materially and adversely harmed.

In addition, due to our federal and other governmental contracts, we are, from time to time, subject to a variety of other reviews, inquiries, civil investigations and criminal investigations (federal or otherwise). These matters arise out of or relate to our contracts, but do not necessarily mean in each instance that we are the target of the review, inquiry, or investigation.

For example, we are cooperating in an ongoing investigation of the Core Financial Logistics System (“CoreFLS”) project by the Inspector General’s Office (“VA IG”) of the Department of Veterans’ Affairs and the

U.S. Attorney for the Central District of Florida (“AUSA”). To date, we have been issued two subpoenas, in June 2004 and December 2004, seeking the production of documents relating to the CoreFLS project. Throughout the process, counsel for the Company has had discussions with the VA IG and AUSA offices and has been advised that the investigation is not focused on the Company alone, but instead on the CoreFLS project as a whole. To date, there have been no specific allegations of criminal or fraudulent conduct against the Company. Similarly, there have been no contractual claims filed against us by the Veterans Administration in connection with the CoreFLS project. We believe that the Company has complied with all of its obligations under the CoreFLS contract. We cannot, however, predict the outcome of the inquiry or whether any criminal, civil or contractual allegations or claims will be made in the future.

As another example, we began to provide documents in connection with a subpoena by the Grand Jury for the United States District Court for the Central District of California relating to 12 federal government contracts. The subpoena seeks records relating to 12 contracts between the federal government and us, including two GSA schedules, as well as other documents and records. We have produced documents to the government in connection with this investigation. The focus of the government review is our billing and time/expense practices, as well as alliance agreements when referral or commission payments were permitted. Given the extremely broad scope of the subpoena, it is impossible to predict how this matter will develop, how it will be resolved and whether the focus of the investigation is in pursuit of criminal or civil remedies.

For additional information about government reviews, inquiries and other investigations, see Item 3, “Legal Proceedings, and Note 13, “Commitments and Contingencies,” of the Notes to Consolidated Financial Statements of this Form 10-K.

If a government audit, review, inquiry or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, reimbursement of payments received, payment of certain government costs, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with federal government agencies. These consequences could lead to a material reduction in our revenue. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true. Although audits have been completed on our incurred contract costs through fiscal year 1999, audits for costs incurred or work performed after fiscal year 1999 have not yet been completed. In addition, audits and reviews by the government may still be conducted on any or all of our government contracts.

We depend on contracts with U.S. federal government agencies, particularly clients within the Department of Defense, for a significant portion of our revenue, and if our relationships with these agencies were harmed or if the spending policies or budget priorities of the federal government changed, we could lose significant revenue.

Contracts funded by U.S. federal government agencies accounted for 26.0%, 22.7%, 28.7%, and 29.7% of our revenue for fiscal years 2002 and 2003, for the six months ended December 31, 2003, and for the fiscal year 2004, respectively. Contracts funded by clients within the Department of Defense accounted for 12.8%, 10.3%, 13.5%, and 11.3%, respectively, of our revenue for the same periods. We believe that federal government contracts will continue to be a source of a significant amount of our revenue for the foreseeable future. For this reason, any issue that compromises our relationship with agencies of the federal government in general, or within the Department of Defense in particular, would cause serious harm to our business. Among the key factors in maintaining our relationships with federal government agencies and departments are our performance on individual contracts and delivery orders, the strength of our professional reputation, the relationships of our key executives with client personnel and our compliance with complex procurement laws and regulations relating to the formation, administration and performance of federal government contracts. In addition, our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business. Security breaches in sensitive government systems we have developed also could damage our reputation and eligibility for additional work and expose us to significant losses. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key clients are impaired, our revenue and operating results could be materially harmed.

Changes in federal government fiscal or spending policies could directly affect our financial performance. Among the factors that could harm our federal government contracting business are:

•	changes in spending policies or budget priorities of the federal government, particularly the Department of Defense, in light of the large U.S. budget deficit;

•	curtailment of the federal government’s use of consulting and technology services firms;

•	a significant decline in spending by the federal government, in general, or by specific departments or agencies in particular;

•	the adoption of new laws or regulations that affect companies providing services to the federal government;

•	delays in the payment of our invoices by government payment offices;

•	federal governmental shutdowns, such as the shutdown that occurred during the government’s 1996 fiscal year, and other potential delays in the government appropriations process; and

•	general economic and political conditions in the United States and abroad.

These and other factors could cause federal government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts in whole or in part, to issue temporary stop work orders or not to exercise options to renew contracts, any of which could cause us to lose revenue. We have substantial contracts in place with many federal departments and agencies, and our continued performance under these contracts, or the award of additional contracts from these agencies, could be materially harmed by federal government spending reductions or budget cutbacks at these departments or agencies.

Federal government contracts contain provisions giving government clients a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience, as well as for default;

•	reduce or modify contracts or subcontracts;

•	establish holdbacks for various reasons;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim rights in products, systems and technology produced by us;

•	prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;

•	subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit bids for the contract or in the termination, reduction or modification of the awarded contract; and

•	suspend or debar us from doing business with the federal government or with a particular governmental agency.

If a government client terminates one of our contracts for convenience, we may recover, at most, only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If a federal government client were to unexpectedly terminate, cancel or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with government agencies, our revenue and operating results could be materially harmed.

Loss of our General Services Administration schedule contracts or our position as a prime contractor on one or more Government-Wide Acquisition Contracts, GWACs, or other multiple award contracts would adversely affect our revenues and our operating results could be materially harmed.

We believe that an important element of our success in the public services sector is our position as the holder of GSA schedule contracts, and as a prime or sub contractor under GWACs or other multiple award contracts. GSA schedule contracts and GWACs are pre-negotiated contracts with fixed rates. The federal government, subject to certain regulations and policies, may place delivery orders under GSA schedule contracts and GWACs pursuant to expedited award processes. If we were to lose our position on one or more of these contracts, we would lose revenue and our operating results could be materially harmed.

GSA schedule contracts and GWACs, which are indefinite delivery/indefinite quantity contracts, typically have multi-year initial term with multiple options that are exercisable by our government clients to extend the contract for one or more years. Although there are options to extend these contracts for a number of years, we cannot assure you that our clients will exercise these options.

We may lose money if we do not accurately estimate the cost of a large engagement that is conducted on a fixed-price basis.

A significant percentage of our engagements in our Public Services business unit are performed on a fixed-price basis. During fiscal years 2002 and 2003, for the six months ended December 31, 2003, and fiscal year 2004, our public services segment revenue represented approximately 41%, 35%, 37% and 40%, respectively, of our total revenue. While we do not track the percentage of our engagements which are performed on a fixed-price basis, we believe that only a small percentage of our other business unit engagements are performed on this basis. In addition, some of our engagements obligate us to provide ongoing maintenance and other supporting or ancillary services on a fixed-price basis or with limitations on our ability to increase prices. When making proposals for this type of engagement, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable. For a discussion of our critical accounting policies and estimates, see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition,” of this Form 10-K.

Our results of operations may be materially affected by economic conditions and reduced client spending.

We continue to operate in a challenging economic environment in the United States and abroad, particularly in Europe. As a result of the difficult economic environment, some clients have cancelled, reduced or deferred expenditures for consulting and technology services. We also have experienced challenges in fully integrating the businesses we have acquired over the past few years. In addition, due to increased competition for engagements, we have also experienced pricing pressure which has eroded our revenue. We have implemented cost-management programs to manage our expenses as a percentage of revenue. However, current and future cost-management initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by economic conditions. In addition to uncertain economic conditions, uncertain global political conditions continue to affect many of our clients’ businesses. We cannot predict the impact that the challenging economic environment will have on our future revenue, nor can we predict when economic conditions will improve. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also reduce the amount of spending on information technology products and services during difficult economic times, resulting in limited implementations of new technology and smaller engagements. In addition, our business tends to lag behind economic cycles, and consequently the benefits of any economic recovery to our business may take longer to realize.

Because there are fewer engagements in an economic downturn and in a challenging economic environment, competition usually increases and fees generally decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. We have also experienced increased contract expense, primarily due to the use of subcontractors. Our gross profit, which is the difference between our revenue and our costs of service, may decline in an economic downturn due to lower utilization of our professionals, which means fewer billable hours per employee, and pressure on the rates we charge. For example, we have experienced a decrease in gross profit as a percentage of revenue for the year ended December 31, 2004 when compared to the comparable twelve month period ended December 31, 2003.

There will not be a consistent pattern in our financial results from quarter to quarter, which may result in increased volatility of our stock price.

Our quarterly revenue and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. We are a professional services organization. A major portion of our revenue is based on the number of hours billed by our professionals and their hourly billing rates. Companies like ours experience variations in profits during the year. There are many reasons for these variations, but they can generally be attributed to the fact that our business is dependent on the decisions and actions of our clients. For example, a client could delay or cancel a project because that client’s business is experiencing financial problems. When this happens, it could reduce, eliminate or delay our expected revenue, and we could lose the money that we have spent to obtain or staff the project. Also, the mix of client projects, the personnel required and their billing rates will affect results in our business in a meaningful way. Typically, client service hours are adversely affected during the second half of the calendar year (July – December) due to the large number of vacation days and holidays during this period. The demand for our services is also significantly affected by general domestic and international economic and political conditions. When economic activity slows down or during a challenging economic environment, our clients are more likely to decrease their technology budgets and to delay or cancel consulting contracts.

In addition, when companies face eroding revenue and funding difficulties, they may reduce their spending on consulting services. While our revenue thus may be adversely affected by an economic downturn or by a challenging economic environment, our costs (especially staffing costs) may not decrease as quickly. In addition, other factors that could cause variations in our quarterly financial results are:

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs and support services costs, particularly outside the United States where local labor laws may significantly affect our ability to reduce personnel quickly or economically;

•	currency exchange fluctuations;

•	changes in, or the application of changes to, accounting principles or pronouncements under accounting principles generally accepted in the United States, particularly those related to revenue recognition; and

•	global, regional and local economic and political conditions and related risks, including acts of terrorism.

We may have difficulty integrating or managing those businesses we have acquired or may acquire in the future, which may have a material adverse impact on our financial results or reputation in the marketplace.

During the past few years, we have acquired consulting businesses, assets or market rights from the member firms of KPMG International in a number of countries throughout the world. Also, beginning late in fiscal year 2002, we acquired all or portions of selected independent business consulting practices, or hired consultants affiliated with Andersen Societe Cooperative Worldwide (Andersen Business Consulting) located in a number of countries throughout the world. Further, we have acquired the Ernst & Young business consulting practice in Brazil. On August 22, 2002, we acquired BearingPoint GmbH, formerly KPMG Consulting AG. BearingPoint GmbH’s operations consist primarily of the German, Swiss and Austrian consulting practices of KPMG Deutsche Treuhand-Gesellschaft AG. We may acquire additional consulting businesses in the future as part of our growth strategy. All of the transactions referred to above are accounted for as business combinations under Generally Accepted Accounting Principles in the United States and are referred to as “acquisitions” in the body of the Form 10-K and this Exhibit 99.1.

Each of our acquisitions involves the integration of separate companies that have previously operated independently and have different corporate cultures. As a result, we may not succeed at fully integrating or managing acquired businesses or in managing the larger company that results from these acquisitions. The process of combining these companies may be disruptive to their business and our business and could have an adverse impact on the reputation of our company as a result of the following difficulties, among others:

•	loss of key clients or employees;

•	inconsistencies in standards, controls, procedures and policies among the companies being combined, making it more difficult to implement and harmonize company-wide financial, accounting, internal controls, billing, information, and other systems as well as standards, controls, procedures and policies;

•	coordination of geographically diverse organizations; and

•	diversion of management’s attention from the day-to-day business of our company.

We may also have difficulty retaining the personnel that join us in connection with the acquisitions, and we may have difficulty reducing workforce and office space quickly and efficiently when desirable to respond to overall client demand for services.

If we are unable to integrate our acquisitions fully and in a timely manner, or at all, or if we experience difficulty integrating or managing the acquired businesses, we may not achieve the desired levels of synergies in connection with the transactions. Also, the costs of achieving those synergies may be greater than we anticipate. If we fail to achieve the desired levels of synergies, or if the costs of achieving them, including the cost of our restructuring plans, are substantially greater than we anticipate, our business, financial condition and results of operations may be adversely affected.

Difficulties with integration or management may also affect client satisfaction or create problems with the quality of client service, which could have an adverse impact on the reputation of our company.

Our profitability may decline due to financial and operational risks inherent in worldwide operations.

In fiscal year 2003, for the six months ended December 31, 2003 and for fiscal year 2004, approximately 29.5%, 32.5% and 31.1%, respectively, of our revenue was attributable to activities outside North America. As a result of our acquisitions, and as we further expand globally, the percentage of our revenue from our international operations may grow.

Due to our worldwide operations, we face a number of financial and operational risks that may hinder our ability to improve profitability, including:

•	the lack of local recognition of the new brand that we have adopted, which will cause us to continue to spend significant amounts of time and money to build a new identity;

•	the costs of integrating and managing global operations, particularly in Europe;

•	difficulties relating to managing our business internationally;

•	operating losses incurred in certain countries as we develop and expand our international service delivery capabilities, and the non-deductibility of those losses for tax purposes;

•	restrictions on the repatriation of earnings;

•	tax law restrictions on our ability to use losses in one country to offset income in other countries;

•	difficulties in ensuring compliance with our internal control over financial reporting and our Code of Business Conduct and Ethics, particularly in our Asia Pacific region (see Item 1, “Business—Certain Developments in Late 2004, 2005 and 2006—Audit Committee Investigation,” of this Form 10-K);

•	difficulties in collecting payments in some countries;

•	restrictions on the movement of cash and other assets;

•	differences in, and uncertainties arising from, local business culture and practices;

•	multiple, and sometimes conflicting, laws and regulations, including tax laws;

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	political, social and economic instability;

•	international political and trade tensions;

•	price controls or restrictions on exchanges of foreign currencies;

•	currency exchange fluctuations;

•	restrictions on the import and export of certain technologies;

•	changes in import or export duties and quotas;

•	introduction of tariff or non-tariff barriers;

•	restrictions on employment policies, particularly with respect to termination of employees; and

•	longer payment cycles.

In the past, we have incurred costs or experienced disruptions due to certain of the factors described above, and we expect to do so in the future. If we experience or continue to experience the risks, costs or restrictions discussed above, our operating results could be materially adversely affected.

Our international operations and acquisitions involve the use of foreign currencies, which subjects us to foreign exchange rate fluctuations and other currency risks.

The revenue and expenses of our international operations generally are denominated in local currencies, and some of our subsidiaries had third-party debt that was denominated in Japanese Yen. Accordingly, we are subject to exchange rate fluctuations between such local currencies and the U.S. dollar. These exchange rate fluctuations subject us to currency translation risk with respect to the reported results of our international operations and the cost of potential acquisitions, as well as to other risks sometimes associated with international operations. We are also subject to currency risk when our service contracts are denominated in a currency different than the currency in which we incur expenses related to those contracts. There can be no assurance that we will not experience fluctuations in financial results from our operations outside of the United States, and there can be no assurance that we will be able, contractually or otherwise, to reduce the currency risks associated with our international operations. At the present time, we do not use derivative financial instruments to manage or control foreign currency risk. However, we cannot assure you that we will not use such financial instruments in the future or that any such use will be successful in managing or controlling foreign currency risks.

Our growth is dependent in part on our ability to make acquisitions, and we risk overpaying for acquired businesses.

Our growth strategy is dependent in part upon our ability to provide consulting services worldwide. We have acquired all or portions of selected business consulting practices from member firms of KPMG International, Andersen Business Consulting and Ernst & Young. In addition, in August 2002, we acquired BearingPoint GmbH, formerly KPMG Consulting AG. While we have significantly expanded our consulting practice in Europe, we cannot assure you that we will reach agreements to acquire consulting practices in any of the other countries in Europe or that the terms and conditions of any agreements will be favorable to us.

We may continue to explore other U.S. and international expansion opportunities and strategic acquisitions if they will help us obtain well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence. We cannot assure you, however, that we will be able to acquire specific practices, identify acceptable candidates or consummate acquisitions on terms that are acceptable or favorable to us. For example, during the six months ended December 31, 2003 and the year ended December 31, 2004, we recorded goodwill impairment charges of $127.3 million and $397.1 million, respectively, related to our Europe, Middle East and Africa reporting unit. In addition, there can be no assurance that financing for acquisitions will be available on terms that are acceptable or favorable to us, if at all. We may issue shares of our common stock as part of, or in connection with, the purchase price for some or all of these acquisitions. Future issuances of our common stock in connection with acquisitions also may dilute our earnings per share. In addition, the 2005 Credit Facility contains limitations on our ability to acquire businesses.

We could face exposure to liabilities in connection with our acquisitions.

Creditors of Arthur Andersen LLP and other parties, including those representing the interests of shareholders of entities audited by Arthur Andersen LLP, may bring claims in the United States or elsewhere against us and others (and in one instance a retired partner of Arthur Andersen LLP has brought a claim against us and others) seeking recoveries for liabilities of Arthur Andersen LLP under various legal theories, including, but not limited to, successor liability and fraudulent conveyance. We do not believe that our acquisitions of all or portions of selected business consulting practices affiliated with Andersen Business Consulting give rise to any liability for us under a theory of successor liability, fraudulent conveyance or any other theories of liability of which we are aware. Thus, we do not believe that the acquisitions expose us to potential liabilities associated with Arthur Andersen LLP’s legal difficulties, particularly claims against it arising from its prior audit work or other services provided to Enron Corporation, WorldCom, Inc. and other companies. Nevertheless, we cannot assure you that should persons or entities with claims against Arthur Andersen LLP seek to hold us liable under one or more legal theories, we will be able to successfully avoid liability for such claims. If a court were to find us liable for liabilities of Arthur Andersen LLP arising from such claims, our financial condition and operations could be materially and adversely affected. In addition, litigation of this nature could divert management time and attention, and we could incur substantial defense costs.

In connection with other acquisitions, we are assuming some liabilities, depending on the structure of the transaction, some of which are subject to indemnities by the former owners of the businesses we are acquiring. Accordingly, we may be exposed to liabilities relating to these acquisitions for which the indemnity will be insufficient.

Risks that Relate to Our Liquidity

Our current cash resources might not be sufficient to meet our expected near-term cash needs, especially to fund intra-quarter operating cash requirements that occasionally has reached up to $150 million plus other non-recurring cash requirements, such as cash used to settle disputes. If we do not generate positive cash flow from operations, we would need to meet any operating shortfall with existing cash on hand, which would further decrease our liquidity and could materially impair our ability to operate our business.

Our primary sources of liquidity are cash flows from operations and existing cash balances. As of December 31, 2005, we estimate, based on the review of our bank account balances, net of uncleared checks, that our cash balance was approximately $368 million. Of the estimated cash balance as of December 31, 2005, we have provided approximately $122 million as cash collateral in connection with surety bonds, including letters of credit issued in support of such surety bonds, that were issued primarily for our Public Services clients in the state and local market and in certain foreign markets. In addition, we may have to provide up to an additional $41.6 million of cash collateral for remaining obligations under surety bonds. Of the remaining estimated $266 million in cash as of December 31, 2005, we believe that approximately $128 million is or can be made available for use in the United States promptly. We may be limited in our ability to repatriate cash from our foreign subsidiaries or manage our overall cash requirements among our subsidiaries because of, among other reasons, laws restricting movement of cash, adverse tax consequences and limitations imposed by our 2005 Credit Facility.

Our business has not generated positive cash from operations in some recent periods, which has adversely affected our liquidity. While a final balance sheet for December 31, 2005 is not yet available, and while the income statement for the three months ended for such period has not been produced, we believe that we have incurred a net loss during the year ended December 31, 2005.

Pursuant to the 2005 Credit Facility, as amended, we are permitted to continue to borrow or issue or replace letters of credit so long as there is availability under the borrowing base and so long as we deposit and maintain the required cash collateral described above, without the requirement to meet certain financial covenants. Advances under the revolving credit line are limited by the available borrowing base, which is based upon a percentage of eligible accounts receivable. We do not currently have availability under the borrowing base.

We have experienced significant variations in cash flows from month to month, and as a result, we expect to experience higher negative cash flow during points of time within any given quarter as compared to the end of the quarters. These intra-quarter fluctuations in cash flow have occasionally resulted in operating cash needs during a quarter of up to $150 million plus other non-recurring cash requirements, such as cash used in settlement of disputes.

Our current selling, general and administrative costs are higher than our historical levels of such costs and we have, from time to time, incurred large non-recurring charges. For example, in 2005, we incurred substantial costs to perform the work necessary to prepare our financial statements in connection with the 2004 Form 10-K. While such incremental costs will continue in 2006, we expect them to be incurred at declining levels through the second half of 2006. In addition, in December 2005 we reached tentative agreements relating to various disputes and litigation matters, including the Travel Rebate Investigation and the Peregrine matters. Settlement payments under these agreements will total approximately $51.4 million and have either been paid or will be paid on or before March 31, 2006. See Item 3, “Legal Proceedings,” of this Form 10-K.

We have launched a comprehensive review of all corporate services, including our finance support, real estate and occupancy, information technology, human resource, marketing and other functions in an effort to reduce our selling, general and administrative costs. In addition, because each of our international regions is operating on its own IT platforms, we are considering various options, including significant investments in 2006 and 2007 to more closely integrate our world-wide systems and to reduce our future selling, general and administrative costs.

If we do not generate positive cash flows from operations, we would need to implement or seek alternative strategies, which among other things, will be used to fund the intra-quarter cash needs referred to above. These alternative strategies could include seeking improvements in working capital management, reducing or delaying capital expenditures, restructuring or refinancing our indebtedness, selling assets, seeking additional debt or equity capital, reducing or eliminating our need for letters of credit with our state and local government clients in our Public Services industry group by utilizing subcontractors or otherwise. There can be no assurance that any of these strategies could be effected on satisfactory terms, on a timely basis, or at all.

We may be required to post collateral to support obligations under our outstanding surety bonds, and we may be unable to obtain new surety bonds, letters of credit or bank guarantees in support of client engagements on acceptable terms, which could materially and adversely affect our ability to obtain additional client engagements that require them.

Some of our clients, primarily in the state and local market, require us to obtain surety bonds, letters of credit or bank guarantees in support of client engagements. The issuers of our outstanding surety bonds may, at any time, require that we post collateral as security to support these obligations. As a result of the credit rating downgrades of the Company in December 2004 and March 2005, certain issuers of our surety bonds required us to post collateral. These requirements may increase as a result of any further downgrades of our credit rating. We may be subject to greater cash or letter of credit collateral demands from our surety bond issuers which, in turn, could materially and adversely affect our liquidity. If we do not find alternative sources of liquidity, we may be unable to satisfy these requirements, and we may be unable in certain situations to bid for new business.

In addition, we cannot be certain that surety bonds, letters of credit or bank guarantees will be further available to us on acceptable terms, if at all, particularly in light of our credit rating downgrades. If we cannot obtain surety bonds, letters of credit or bank guarantees on acceptable terms, we may be unable to maintain existing client engagements or to obtain additional client engagements that require them. In turn, our current and planned revenues from our Public Services business could be materially and adversely affected, and our ability to grow our Public Services business will be hindered, all of which could materially and adversely affect our financial condition and results of operations.

The downgrades of our credit ratings will increase our borrowing costs, which could materially and adversely affect our financial condition.

On March 21, 2005, Moody’s downgraded our issuer rating to Ba3 from Ba2 with a stable outlook. Separately, on March 18, 2005, Standard & Poor’s Ratings Services (“Standard & Poor’s”) downgraded our corporate credit and senior unsecured ratings to BB from BB+ with negative implications. These downgrades by Moody’s and Standard & Poor’s followed downgrades by each of the rating agencies on December 15, 2004.

Actions by the rating agencies may also affect our ability to obtain financing or the terms on which such financing may be obtained. If the rating agencies provide a low rating for our debt, this may increase the interest rate we must pay if we issue new debt and it may even make it prohibitively expensive for us to issue new debt. Our inability to obtain additional financing, or obtain additional financing on terms favorable to us, could hinder our ability to fund general corporate requirements; limit our ability to compete for new business; and increase our vulnerability to adverse economic and industry conditions.

Any future ratings downgrades could further materially and adversely impact our borrowing costs and our ability to obtain financing.

Our 2005 Credit Facility imposes a number of restrictions on the way we operate our business and may affect our ability to finance future needs, or do so on favorable terms. If we violate these restrictions, we will be in default under the 2005 Credit Facility, which may cross-default to our other indebtedness.

Our 2005 Credit Facility is secured by liens and security interests in substantially all of our assets and is guaranteed by certain of our domestic subsidiaries, as guarantors. The 2005 Credit Facility contains significant covenants that among other things, restricts or prohibits our ability to:

•	dispose of assets;

•	incur additional indebtedness;

•	incur liens on property or assets;

•	repay other indebtedness;

•	pay dividends;

•	enter into certain investments, transactions or capital expenditures;

•	repurchase or redeem capital stock;

•	engage in mergers, acquisitions or consolidations;

•	engage in certain transactions with affiliates; and

•	otherwise restrict corporate activities.

If the borrowing availability under the 2005 Credit Facility is less than $15 million, the 2005 Credit Facility requires us to maintain specified financial ratios and tests, including certain minimum EBITDA and maximum leverage ratio tests. Effective as of December 21, 2005, we amended the 2005 Credit Facility. Among other things, pursuant to the amendment we are required to cash collateralize 105% of our borrowings, including any outstanding letters of credit, under the 2005 Credit Facility and any accrued and unpaid interest and fees thereon. The requirement to deposit and maintain cash collateral will terminate and such cash collateral will be released to us when, among other things, we have filed our 2004 Form 10-K and our 2005 Forms 10-Q, have implemented satisfactory collateral systems, have delivered certain monthly financial statements, are not in default under the 2005 Credit Facility and no default will result from the release of collateral, have borrowing availability of at least $15.0 million (without giving effect to any cash collateral that is held by the administrative agent), and the administrative agent and the collateral agent are satisfied as to the results of a collateral field exam. Also, pursuant to the amendment, we will be permitted to continue to borrow or issue or replace letters of credit so long as there is availability under the borrowing base and so long as we deposit and maintain the required cash collateral described above, without the requirement to meet certain financial covenants. Advances under the revolving credit line are limited by the available borrowing base, which is based upon a percentage of eligible accounts receivable. We do not currently have availability under the borrowing base.

Other agreements governing our indebtedness may also contain such affirmative and negative covenants (including the dates we are required to file our various periodic filings with the SEC, including our Amended 2004 Forms 10-Q, 2005 Forms 10-Q, 2005 Form 10-K and March 31, 2006 Form 10-Q) and financial ratios and tests. Our ability to comply with such covenants, ratios and tests may be affected by events beyond our control.

A breach of any of these covenants, an inability to comply with the required financial ratios and tests or our failure to pay principal and interest when due could result in a default under the 2005 Credit Facility. In the event of any such default, the lenders under the 2005 Credit Facility could elect to declare all borrowings outstanding under the 2005 Credit Facility, together with accrued interest and other fees, to be due and payable. In addition, any default under the 2005 Credit Facility or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. The 2005 Credit Facility and the Debentures contain cross-default provisions. If we are unable to repay any such borrowings when due, the lenders could proceed against their collateral, if any, or against our assets generally. If the indebtedness under the 2005 Credit Facility were to be accelerated, our assets may not be sufficient to repay amounts due under the 2005 Credit Facility or due on other debt securities then outstanding.

Our leverage may affect our business and financial performance, and may restrict our operating flexibility. In addition, we do not have availability under the 2005 Credit Facility to borrow additional amounts or issue additional letters of credit and we may not be able to refinance our debt or to do so on favorable terms, if at all.

In July 2005, we entered into a new revolving credit facility agreement, which expires on July 15, 2010, or if the April 2005 Convertible Debentures have not been, on or before December 15, 2008, fully converted into common stock or refinanced or replaced with securities that do not require the Company to make any principal payments prior to July 15, 2010, December 15, 2008. The 2005 Credit Facility provides for up to $150 million in revolving credit, all of which will be available for issuance of letters of credit, and includes up to $15 million in a swingline subfacility. Advances under the revolving credit line are limited by the available borrowing base, which is based upon a percentage of eligible accounts receivable. As of December 31, 2005, we do not currently have access to the entire $150 million because certain accounts receivable for government contracts cannot be included in the calculation of borrowing base without obtaining certain consents. In addition, the 2005 Credit Facility, as amended, permits us to continue to borrow or issue or replace letters of credit so long as there is availability under the borrowing base and so long as we deposit and maintain the required cash collateral described above, without the requirement to meet certain financial covenants. Advances under the revolving credit line are limited by the available borrowing base, which is based upon a percentage of eligible accounts receivable. We do not currently have availability under the borrowing base.

In late 2004 and 2005, we completed the issuance of the following convertible notes:

•	In December 2004 and January 2005, $250.0 million aggregate principal amount of our 2.50% Series A Convertible Subordinated Debentures due 2024 (the “Series A Debentures”) and $200 million aggregate principal amount of our 2.75% Series B Convertible Subordinated Debentures due 2024 (the “Series B Debentures” and together with the Series A Debentures, the “Subordinated Indentures”);

•	In April 2005, $200.0 million aggregate principal amount of our 5.0% Convertible Senior Subordinated Debentures due 2025 (the “April 2005 Senior Debentures”); and

•	In July 2005, $40.0 million aggregate principal amount of our 0.5% Convertible Senior Subordinated Debentures due 2010 (the “July 2005 Senior Debentures” and together with the April 2005 Senior Debentures, the “Senior Debentures”, and together with the Subordinated Debentures, the “Debentures”).

Subject to certain restrictions set forth in the 2005 Credit Facility and the Debentures, we may incur additional indebtedness in the future, including indebtedness incurred to finance, or which is assumed in connection with, acquisitions. We may in the future renegotiate or refinance our credit facilities with agreements that have different or more stringent terms.

The level of our indebtedness could:

•	limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

•	limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital, capital expenditures or acquisitions;

•	limit our flexibility in reacting to competitive and other changes in our industry and economic conditions generally;

•	expose us to a risk that a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business could make it difficult to meet debt service requirements; and

•	expose us to risks inherent in interest rate fluctuations because borrowings may be at variable rates of interest, which could result in high interest expense in the event of increases in interest rates.

Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, regulatory, business and other factors beyond our control, including those discussed herein. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of any indebtedness we may have in the future. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

A lawsuit on behalf of the holders of the Series B Debentures was filed against us in New York State Court, the basis of which is related to purported notices of default and acceleration that we received. The purported notices of default under the Series A Debentures and Series B Debentures asserted that, as the result of our failure to file certain periodic reports timely, we were in default under the related indenture. Further, in the case of the Series B Debentures, the purported notice of acceleration asserted that all of the principal and accrued and unpaid interest was immediately due and payable.

On September 9, 2005, we received a purported notice of default from a law firm that claimed to represent certain entities which, in the aggregate, hold more than 25% of our Series B Debentures. Such law firm asserted that, as a result of our failure to timely file with the SEC our 2004 Form 10-K and our Quarterly Reports on Forms 10-Q for the first and second quarters of 2005, we are in default under the Indenture dated as of December 22, 2004, between the Company, as issuer, and The Bank of New York, as trustee, relating to the Subordinated Debentures (the “Indenture”). The notice of default demanded that we cure the purported default within sixty (60) days from the receipt of the notice of default.

On September 14, 2005, we received a purported notice of default from a different law firm that claimed to represent certain entities, which, in the aggregate, hold more than 25% of our Series A Debentures. This law firm made a similar assertion and demand.

On November 21, 2005, we received a purported notice of acceleration from a law firm that claimed to represent certain holders of our Series B Debentures. The law firm asserted that we had not cured the purported default under the Series B Debentures (as discussed above) within sixty (60) days from the receipt of the notice of default on September 9, 2005, and, as a result, declared that all unpaid principal and accrued interest on the outstanding Series B Debentures was immediately due and payable.

On January 18, 2006, a lawsuit was filed on behalf of the holders of the Series B Debentures in New York State Court alleging a breach of the Indenture and a breach of the covenant of good faith and fair dealing consistent with their prior assertions and seeking a determination that we had breached the Indenture. The lawsuit demands, among others, that we pay the holders of the Series B Debentures either the principal, any accrued and unpaid interest, premium, and liquidated damages due or the difference between the fair market value of the Series B Debentures on November 17, 2005 and par, whichever is greater.

We do not believe that we have failed to perform our obligations under the Indenture as the purported notices of default, notice of acceleration and subsequent lawsuit claim. Therefore, we believe that the above-mentioned notices of default and acceleration, and the claims set forth in the above lawsuit, are invalid and without merit.

Nonetheless, if we were to lose the lawsuit as to the Series B Debentures, all unpaid principal and accrued interest on the Series B Debentures then outstanding could be immediately due and payable. Such acceleration of the Series B Debentures may itself become an event of default, and could lead to an acceleration of unpaid principal and accrued interest, under the Indenture as to the Series A Debentures, under the April 2005 Senior Debentures, under the July 2005 Senior Debentures and under the 2005 Credit Facility. If any acceleration of the unpaid principal and accrued interest under the 2005 Credit Facility exceeds $18 million, such acceleration may become an event of default in respect of the other series of the Subordinated Debentures and the Senior Debentures and could lead to an acceleration of the unpaid principal and accrued interest on the above-mentioned Debentures. In such events, we will not be permitted to make payments to the holders of the Debentures until the unpaid principal and accrued interest under the 2005 Credit Facility have been fully paid. In addition, we will not be permitted to make payments to the holders of the Subordinated Debentures until the unpaid principal and accrued interest under the Senior Debentures have been fully paid. If our borrowings under the 2005 Credit Facility, Senior Debentures or Subordinated Debentures were to be accelerated, there would be a material and adverse effect on our financial condition and business absent waiver, amendment or other restructuring of the relevant agreements. Similarly, if any other event of default were to occur as to the Debentures or the 2005 Credit Facility, the adverse events described above would be expected to occur due to the acceleration of the Debentures or the 2005 Credit Facility.

Separate from the above purported notices and the above lawsuit, the holders of the Debentures have the right, at their option, to require us to purchase some or all of their Debentures upon certain dates or upon the occurrence of certain designated events, which could have a material adverse effect on our liquidity.

The holders of the Debentures may require us to repurchase all or a portion of the Debentures on the occurrence of a designated event, at a repurchase price equal to 100% of the principal amount of the Debentures, plus any accrued but unpaid interest and liquidated damages, if any, to, but not including the repurchase date. A designated event includes certain change of control transactions and termination of trading on a U.S. national securities exchange such as the New York Stock Exchange.

The holders of the April 2005 Senior Debentures and the Subordinated Debentures have the right, at their option, to require us to repurchase all or some of their debentures upon certain dates, which could have a material adverse effect on our liquidity. In each case, we will pay a repurchase price in cash equal to 100% of the principal amount of the April 2005 Senior Debentures or the Subordinated Debentures, plus any accrued but unpaid interest, including additional interest, if any, to the repurchase date.

Any default under the indentures governing the Debentures could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. The 2005 Credit Facility and each of the indentures governing the Debentures contain cross-default provisions. If we are unable to repurchase any of the Debentures when due, we may be in default under the indentures, which could lead to an acceleration of unpaid principal and accrued interest under the indentures and the 2005 Credit Facility. If any acceleration of the unpaid principal and accrued interest under the 2005 Credit Facility exceeds $18 million, such acceleration may become an event of default in respect of the Debentures and could lead to an acceleration of the unpaid principal and accrued interest on the Debentures. In such events, we will not be permitted to make payments to the holders of the Debentures until the unpaid principal and accrued interest under the 2005 Credit Facility have been fully paid. In addition, we will not be permitted to make payments to the holders of the Subordinated Debentures until the unpaid principal and accrued interest under the Senior Debentures have been fully paid. If our borrowings under the 2005 Credit Facility, Senior Debentures or Subordinated Debentures were to be accelerated, there would be a material and adverse effect on our financial condition and business absent waiver, amendment or other restructuring of the relevant agreements.

We are currently required to pay additional interest on our Subordinated Debentures, our April 2005 Senior Debentures and our July 2005 Senior Debentures, which may impact our liquidity.

Due to the delay in the completion of our audited financial statements for the fiscal year ended December 31, 2004, we were unable to timely file and have declared effective a registration statement with the

SEC to register for resale our Subordinated Debentures and underlying common stock. In addition, we were unable to timely file a registration statement with the SEC to register for resale our Senior Debentures and underlying common stock.

Accordingly, the applicable interest rate on each of the Debentures has increased as follows:

•	Subordinated Debentures: The interest rate on each series of Subordinated Debentures increased by 0.25% beginning on March 23, 2005 and by an additional 0.25% beginning on June 22, 2005 such that the current interest rates on our Series A Debentures and Series B Debentures are and will continue to be 3.00% and 3.25%, respectively, through the date the registration statement is declared effective. The aggregate amount of additional interest paid for the period from March 23, 2005 through June 21, 2005 is $0.3 million and for the period commencing on June 22, 2005 is $0.2 million per month.

•	April 2005 Senior Debentures: The applicable interest rate on the April 2005 Senior Debentures increased by 0.25% beginning on January 1, 2006 such that the current interest rate on the April 2005 Senior Debentures is and will continue to be 5.25% through the date the registration statement is declared effective.

•	July 2005 Senior Debentures: The applicable interest rate on the July 2005 Senior Debentures increased by 0.25% beginning on January 1, 2006 such that the current interest rate on the July 2005 Senior Debentures is and will continue to be 0.75% through the date the registration statement is declared effective.

If we continue to be unable to file registration statements with the SEC to register for resale our Debentures and underlying common stock or have such registration statements declared effective, we will be required to continue to pay additional interest on the Debentures, which may adversely impact our liquidity.

Risks that Relate to the Change in Our Management, Retention and Ability to Hire

The recent changes in our senior management may be disruptive to our business and could materially and adversely affect our operating results and financial condition.

Since November 2004, we have experienced significant changes in our senior management, including the departure of our prior CEO, two prior CFOs, our prior COO and several executive vice presidents. As part of the changes in our senior management, a majority of the members of our Executive Team has changed. Effective March 21, 2005, we appointed Harry L. You as our Chief Executive Officer and our Chief Financial Officer effective as of May 24, 2005. Following the appointment of Mr. You, Roderick C. McGeary, our Chairman of the Board of Directors who had been serving as our interim Chief Executive Officer, has continued to serve the Company in a key full-time capacity, focusing on clients, employees and business partners. On February 16, 2005, Richard J. Roberts was appointed as our new Chief Operating Officer and on July 8, 2005, we appointed Judy Ethell as Executive Vice President—Finance and Chief Accounting Officer. We may make additional changes to our senior management team, either by adding new members or through further departures.

As a result, investors have a limited operating history upon which to base an evaluation of our senior management team’s future performance. If our new members of management are unable to successfully manage and grow the business or if we are unable to integrate the new members of our new senior management team into our business, our business, operating results and financial condition could be materially and adversely affected.

Our ability to retain our managing directors is critical to the success of our business. Our success is largely dependent on our ability to hire and retain talented people in an industry that periodically experiences a shortage of skilled professionals and a high rate of employee turnover.

The retention of our managing directors is particularly important to our future success. For fiscal year 2003, for the six months ended December 31, 2003, and for fiscal years 2004 and 2005, our cumulative global annual rate of turnover among our client service managing directors was 3.8%, 6.4%, 8.4% and 14.7%, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce.

Our business involves the delivery of professional services and is highly labor-intensive. Our success depends largely on our general ability to attract, develop, motivate and retain highly skilled professionals. The loss of some or a significant number of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to obtain and successfully complete important engagements and thus maintain or increase our revenue. For fiscal year 2003, for the six months ended December 31, 2003, and for fiscal years 2004 and 2005, the cumulative annual rate of turnover among our billable workforce was 16.5%, 19.7%, 22.4% and 26.7%, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce.

We believe that the increase in turnover rate in 2005 may have been impacted by the numerous changes in management and by our inability to timely file our periodic reports.

In a strong economy, qualified consultants often are in great demand and our turnover rate tends to be higher. In addition, the alliance agreements we enter into from time to time may prohibit us from soliciting our alliance partners’ employees or their affiliates’ employees. These circumstances have required us in a strong economy to increase the compensation we pay our professionals at a rate higher than the general inflation rate. Even so, we cannot assure you that we will be successful in attracting and retaining the skilled professionals we require to conduct and expand our operations successfully when there is a strong economy.

Other Risks that Relate to the Nature of Our Business

We may face legal liabilities and damage to our professional reputation from claims made against our work.

Many of our engagements involve projects that are critical to the operations of our clients’ businesses. If we fail to meet our contractual obligations, we could be subject to legal liability, which could adversely affect our business, operating results and financial condition. The provisions we typically include in our contracts that are designed to limit our exposure to legal claims relating to our services and the applications we develop may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions. We have experienced liability claims in the past that have resulted in litigation expenses and payments for settlements and we continue to experience these types of claims. It is likely, because of the nature of our business, that we will be sued in the future. Moreover, as a consulting firm, we depend to a large extent on our relationships with our clients and our reputation for high caliber professional services and integrity to retain and attract clients and employees. As a result, claims made against our work may be more damaging in our industry than in other businesses. For additional information about claims against our work, see Note 13, “Commitments and Contingencies,” of the Notes to Consolidated Financial Statements of this Form 10-K.

The systems integration consulting markets are highly competitive, and we may not be able to compete effectively.

The systems integration consulting markets in which we operate include a large number of participants and are highly competitive. Based on revenue and the number of consultants we have, we are smaller than some of our competitors. In particular, these larger competitors may have the ability to deploy a large number of professionals more quickly in response to an urgent client need, thereby giving them a competitive advantage over us. Our primary competitors come from a variety of market segments, including other information technology service providers, large accounting, consulting and other professional service firms, packaged software vendors and service groups of computer equipment companies.

Some of our competitors have significantly greater financial and marketing resources, name recognition and market share than we do. The competitive landscape continues to experience rapid changes and large, well-capitalized competitors exist with enhanced abilities to attract and retain their professionals. We also compete with our clients’ internal resources, particularly where these resources represent a fixed cost to the client. The competitive nature of our industry may impose additional pricing pressures on us.

Our ability to compete also depends in part on several factors beyond our control, including the ability of our competitors to hire, retain and motivate skilled professionals, the price at which others offer comparable services and our competitors’ responsiveness to their clients. There is a significant risk that this severe competition will adversely affect our financial results in the future.

Loss of our significant joint marketing relationships could reduce our revenue and growth prospects.

We have significant joint marketing relationships with Oracle Corporation, Microsoft Corporation, SAP and Siebel Systems, Inc. These relationships enable us to increase revenue by providing us additional marketing exposure, expanding our sales coverage, increasing the training of our professionals and developing and co-branding service offerings that respond to customer demand. The loss of one or more of these relationships could adversely affect our business by decreasing our revenue and growth prospects. Mergers, acquisitions and other business combinations involving one or more of these entities, including the merger of PeopleSoft, Inc. with Oracle Corporation, could result in changes in the degree to which they will cooperate with us in joint marketing and product development. In addition, if we engage in certain mergers, acquisitions and other business combinations, these entities could terminate these joint marketing and product development relationships. Moreover, because most of our significant joint marketing relationships are nonexclusive, if our competitors are more successful in, among other things, building leading-edge products and services, these entities may form closer or preferred arrangements with other consulting organizations, which could reduce our revenue.

If we are not able to keep up with rapid changes in technology or maintain strong relationships with software providers, our business could suffer.

Our market is characterized by rapidly changing technologies, such as the evolution of the Internet, frequent new product and service introductions and evolving industry standards. If we cannot keep pace with these changes, our business could suffer.

Our success will depend, in part, on our ability to develop service offerings that keep pace with rapid and continuing changes in technology, evolving industry standards and changing client preferences. Our success will also depend on our ability to develop and implement ideas for the successful application of existing and new technologies. We may not be successful in addressing these developments on a timely basis or our ideas may not be successful in the marketplace. Also, products and technologies developed by our competitors may make our services or product offerings less competitive or obsolete.

We generate a significant portion of our revenue from projects to implement software developed by others, including Oracle Corporation, Siebel Systems and SAP. Our future success in the software implementation business depends on the continuing viability of these companies and their ability to maintain market leadership. We cannot assure you that we will be able to maintain a good relationship with these companies or that they will maintain their leadership positions in the software market.

Our contracts can be terminated by our clients with short notice, or our clients may cancel or delay projects.

Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Most of our consulting engagements are less than 12 months in duration. We estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. The advance notice of termination required for contracts of shorter duration and lower revenue is typically 30 days. Longer-term, larger and more complex contracts may require more than 30 days’ notice for termination. Additionally, large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, cancelled or delayed, we lose the associated revenue, and we may not be able to eliminate associated costs in a timely manner.

We currently have only a limited ability to protect our important intellectual property rights.

As of December 31, 2005, we have only two issued patents in the United States and several patent applications pending in the United States and in other jurisdictions to protect our products or methods of doing business. We cannot assure you that our patent applications will be approved, that our issued patents will protect our intellectual property or that third parties will not challenge any current or future patents. Furthermore, we cannot assure you that others will not independently develop similar or competing technology or design around any patents that may be issued. Additionally, existing laws in the United States offer limited protection for our business, and the laws of some countries in which we provide services may not protect our intellectual property rights even to the same limited extent as the laws of the United States. We have numerous registered trademarks, pending trademark applications and domain names in the United States and worldwide. We have been and are continuing to secure, monitor and enforce our rights to the “BearingPoint” name in the countries in which we do business. We cannot assure you that trademark applications will become registrations, or that our registered trademarks will protect our name. If the BearingPoint name conflicts with the rights of a pre-existing trademark owner in a jurisdiction, we may need to operate under a different name in such jurisdiction, which could result in a loss of goodwill associated with that name.

The provisions in our agreements with clients which attempt to protect us against the unauthorized use, transfer and disclosure of our intellectual property and proprietary information may not be enforceable under the laws of some jurisdictions. In addition, we are sometimes required to negotiate limits on these provisions in our contracts.

Our business includes the development of customized software modules in connection with specific client engagements, particularly in our systems integration business. We sometimes assign to clients the copyright and other intellectual property rights in some aspects of the software and documentation developed for these clients. Although our contracts with our clients may provide that we also retain rights to our intellectual property, it is possible that clients will assert rights to, and seek to limit our use of, this intellectual property.

There can be no assurance that the steps we take will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Our services may infringe upon the intellectual property rights of others.

We cannot be sure that our services do not infringe on the intellectual property rights of others, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services. In some contracts, we have agreed to indemnify, and may in the future agree to indemnify, our clients for certain expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenue we receive from the client. Any claims or litigation in this area may be costly and result in large awards against us and, whether we ultimately win or lose, could be time-consuming, may injure our reputation, may result in costly delays or may require us to enter into royalty or licensing arrangements. If there is a successful claim of infringement or if we fail to develop non-infringing technology or license the proprietary rights we require on a timely basis, our ability to use certain technologies, products, services and brand names may be limited, and our business may be harmed.

We may be unable to obtain licenses for third party software that we need to conduct our business.

We license from third parties software that is used in our products or is required to develop new products or product enhancements. In the future, third-party licenses may not be available to us on commercially reasonable terms or at all. Third parties who hold exclusive rights to software technology that we seek to license may include our competitors. If we are unable to obtain any necessary third-party licenses, we could be required to redesign our products or obtain substitute technology, which may perform less well, be of lower quality or be more costly.

Risks that Relate to Our Common Stock

The price of our common stock may decline because of the large number of other shares available for sale in the future.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock.

The assurance and tax partners of the KPMG International member firms in Ireland, the Netherlands Antilles, Brazil, Argentina and Japan were issued 1.37 million shares, which must be divested within five years after the closing of our initial public offering. An additional 470,000 shares that were issued to the former consulting partners of these KPMG International member firms are no longer subject to contractual transfer restrictions. Our managing directors, who received their shares (founders shares) when we separated from KPMG LLP, are no longer subject to contractual limitations on resale. In connection with the separation from KPMG LLP, on February 7, 2001, we issued approximately 8.57 million shares of our common stock to managing directors.

In connection with the various Andersen Business Consulting transactions, we committed to issuing approximately 2.7 million shares of our common stock (net of forfeitures) under our Amended and Restated 2000 Long-Term Incentive Plan to former partners of those practices as a retentive measure. The stock awards have no purchase price and one-third of the shares vested on each of the first three anniversaries of the acquisition of the relevant consulting practice, so long as the recipient remains employed by us. As of December 31, 2005, approximately 2.1 million shares of common stock have been issued and approximately $4.9 million was paid in cash in lieu of the third and final installment of the stock award in fulfillment of our obligations under this commitment.

On December 13, 2005, the Compensation Committee of the Board of Directors approved the acceleration of vesting of certain unvested and “out-of-the-money” stock options with exercise prices equal to or greater than $9.57 per share previously awarded to its employees, but excluding its current executive officers and directors, under our Amended and Restated 2000 Long-Term Incentive Plan (the “LTIP”). The acceleration of vesting will be effective for stock options outstanding as of December 13, 2005. Options to purchase approximately 2.9 million shares of common stock, or approximately 23% of the Company’s outstanding unvested options, are subject to the acceleration. The weighted average exercise price of the options subject to the acceleration is $10.49, and the exercise price of the options subject to acceleration range from $9.58 – $21.17 per share, with approximately 94% and 99.9% of such options previously scheduled to vest in 2006 and 2007, respectively.

As of December 31, 2005, options to purchase approximately 40.1 million shares of our common stock were outstanding under our LTIP, with prices ranging from $5.32 to $55.50 and the number of shares of common stock available under our LTIP was approximately 6.7 million. The number of shares available for issuance under our LTIP will increase:

•	upon forfeitures of options and other securities issued under the LTIP;

•	automatically based upon the formula in the LTIP, which provides that the number of shares available for issuance is equal to the greater of (i) 35,084,158 shares of common stock and (ii) one-third of the number of issued and outstanding shares of common stock; and

•	upon a vote of the holders of our common stock to increase the number of shares available for issuance.

On April 12, 2005, the Compensation Committee of our Board of Directors authorized our CEO to grant restricted stock units (“RSUs”) up to an aggregate amount of $165.0 million under our Amended and Restated 2000 Long-Term Incentive Plan (the “LTIP”) to managing directors and other key employees. The grants were made to better align the interests of these employees with our shareholders, to enhance retention of current managing directors and to improve the recruiting of new managing directors. The awards have been made with respect to the first and second tranches, which aggregate 60% of the total award, and the third tranche, which constitutes 40% of the total award, is expected to be awarded in 2006. The actual number of RSUs granted in each award will be based on the total value of the award divided by the closing price of our common stock on the date of such grant.

On or about June 24, 2005, we granted approximately 5.5 million RSUs that fully vested on January 1, 2006 and will be settled after we are current in our SEC filings and have a valid registration statement covering the shares to be issued. On December 8, 2005, we granted approximately 5.8 million RSUs that vested immediately. Approximately 2.6 million additional RSUs were granted to certain employees at various dates throughout 2005 under the LTIP. These RSUs generally cliff vest three years from the grant date or vest over two to four years from the date of the grant. We expect to grant additional RSUs during 2006.

Subject to certain sale restrictions, the RSUs will be settled by us by the issuance of common stock or cash, in our sole discretion.

We expect that the third tranche, constituting the remaining 40% of the total value of the award, will be granted in 2006. The grant of the third tranche is contingent upon, among other things, us having sufficient authorized shares under the LTIP and, with respect to certain award recipients, may be based on an employee’s performance and the Company’s performance in 2005. The number of shares of our common stock that may be issuable upon settlement in connection with the third tranche is not known today because the number of shares to be issued in connection therewith will depend on the value of our stock on the date of grant, as the third tranche is based on a fixed dollar value of the total grant.

Our employee stock purchase plan also had approximately 17.7 million shares available for future issuance as of December 31, 2005.

In June 2005, we announced a program to align the interests of employees below the managing director level with the Company’s performance and to retain our current employees. Under this program, as amended (the “BE an Owner Program”), we will:

•	in January 2006, make a cash payment to each eligible employee in an amount equal to 1.5% of such employee’s annual salary as of October 3, 2005; and

•	on January 1, 2007, make a contribution, as a special offering under our Employee Stock Purchase Plan (“ESPP”), to each eligible employee an amount equal to 1.5% of such employee’s annual salary as of October 3, 2005 into such eligible employee’s ESPP account, which contribution will then be used to purchase shares of our common stock at a 15% discount.

Generally, an eligible employee is a full-time employee below the managing director level who has been continuously employed from October 3, 2005 through the applicable date above.

Existing and future stockholders face substantial dilution if we are required to issue the maximum number of shares available for issuance under the LTIP and the ESPP.

We also have outstanding convertible debt and warrants. Upon conversion or exercise of the outstanding convertible debt and warrants, we will issue the following number of shares of our common stock, subject to anti-dilution protection and other adjustments, including upon certain change of control transactions:

	Initial Per Share Conversion Price /Exercise Price	Total Number of Shares (approximate)
$250.0 million 2.50% Series A Convertible Subordinated Debentures	$10.50	23.8 million
$200.0 million 2.75% Series B Convertible Subordinated Debentures	$10.50	19.0 million
$200.0 million 5.0% Convertible Senior Subordinated Debentures	$6.60	30.3 million
$40.0 million 0.50% Convertible Senior Subordinated Debentures	$6.75	5.9 million
Warrants issued in connection with the July 2005 Debentures	$8.00	3.5 million
TOTAL		82.6 million

The July 2005 Debentures are initially convertible, and the July 2005 Warrants may be exercised, on or after July 15, 2006 into, or for, shares of our common stock.

The conversion of some or all of the Debentures and the exercise of some or all of the warrants may dilute the ownership interests of existing stockholders. Any sales in the public market of the shares of common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our stock.

In addition, we may issue additional shares in connection with any acquisitions we make or any capital raising activities we undertake. Any such additional shares could also have a dilutive effect on our earnings per share.

There are significant limitations on the ability of any person or company to buy our company without the approval of our board of directors, which may decrease the price of our common stock.

Our certificate of incorporation and bylaws each contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions of our certificate of incorporation and our bylaws include the following, among others:

•	our board of directors is classified into three classes, each of which, after an initial transition period, will serve for staggered three-year terms;

•	a director may be removed by our stockholders only for cause and then only by the affirmative vote of two-thirds of the outstanding voting power of stock entitled to vote generally in the election of directors;

•	only our board of directors or the chairman of our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of the stockholders;

•	our board may consider the impact of any proposed change of control transaction on constituencies other than our stockholders in determining what is in the best interest of our company and our stockholders;

•

business combinations involving one or more persons that own or intend to own at least 15% of our voting stock must be approved by the affirmative vote of at least a majority of our voting stock (excluding that held by these persons), or by our board of directors (excluding directors affiliated with these persons), or the consideration paid in the business combination must generally be the highest price paid by these persons to acquire our voting stock;

•	if stockholder approval is required by applicable law, any mergers, consolidations and sales of all or substantially all of our assets must be approved by the affirmative vote of at least two-thirds of our voting stock; and

•	our stockholders may amend or repeal any of the foregoing provisions of our certificate of incorporation or our bylaws only by a vote of two-thirds of the outstanding voting power of the stock entitled to vote generally in the election of directors.

In addition, we have a stockholders’ rights plan designed to make it more costly and thus more difficult to gain control of us without the consent of our board of directors.

Risks that Relate to Our Relationship with KPMG LLP

The termination of services provided under the transition services agreement with KPMG LLP could involve significant expense which could adversely affect our financial results.

We entered into a transition services agreement, and various other arrangements, with KPMG LLP during February 2001. The parties agreed that during the term of the transition services agreement (which expired on February 13, 2004 for most non-technology services and February 13, 2005 for most technology-related services), the parties would work together to wind down the receipt of services in a manner such that the only costs payable by the Company to KPMG LLP at the expiration of the agreement would be for capital assets or existing contracts with third party providers that could continue to be used by us in a similar manner after the expiration of the agreement. However, if we terminated any services provided by KPMG LLP under the agreement prior to the end of the applicable term for such services, we were potentially liable to pay KPMG LLP any termination costs (as defined in the transition services agreement) incurred as a result of KPMG LLP having made investments in systems, personnel and other assets that were used by KPMG LLP in providing services under the agreement.

During the year ended December 31, 2004, the six months ended December 31, 2003 and the fiscal years ended June 30, 2003 and 2002, we terminated certain infrastructure, administrative and support services prior to the end of the applicable term for such services for which we paid to KPMG LLP $1.3 million, $3.2 million, $1.1 million and $1.0 million, respectively, in termination costs. During the year ended December 31, 2004, the six months ended December 31, 2003 and the years ended June 30, 2003 and 2002, we recovered $0.6 million, $2.0 million, $2.1 million and $8.4 million, respectively, as a result of our review of KPMG LLP’s charges under the transition services agreement.

On February 13, 2005, the transition services agreement between the Company and KPMG LLP expired. Upon expiration of the agreement, KPMG LLP claimed that we owed approximately $21.7 million for the termination of information technology services provided under the agreement. However, in accordance with the terms of the agreement, we do not believe that we are liable for termination costs arising upon the expiration of the agreement. Accordingly, we have not recognized a liability for, or paid to KPMG LLP, the $21.7 million in termination costs. The Company and KPMG LLP are proceeding under the dispute resolution procedures specified in the transition services agreement in an attempt to reach agreement as to the amount, if any, of additional costs payable by us to KPMG LLP in connection with the expiration of the agreement. Accordingly, the amount of additional termination costs, if any, that we will pay to KPMG LLP cannot be reasonable estimated at this time, however, we do not believe that the amount of termination costs will have a material effect on our consolidated financial position, cash flows, or liquidity. Whether such amounts could have a material effect on the results of operations in a particular quarter or fiscal year cannot be determined at this time.

The agreements relating to our separation from KPMG LLP were not negotiated on an arm’s-length basis, and there is no assurance that these agreements are on terms comparable to those that could have been obtained from unaffiliated third parties.

As part of our separation from KPMG LLP in January 2000, we entered into a separation agreement which governed the transfer of the assets and liabilities relating to our business and contained indemnification provisions between us and KPMG LLP. We have also entered into a non-competition agreement with KPMG LLP that specifies which services will be offered by us and which by KPMG LLP. These agreements were negotiated in the context of a “parent-subsidiary” relationship and were not the result of arm’s-length negotiations. As such, we may provide greater indemnification than if we had negotiated such agreements with unaffiliated third parties.